EXHIBIT 99.2

CERTIFICATE OF DESIGNATIONS
OF
7.00% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B
OF
UNITED BANCSHARES, INC.

United Bancshares, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the “Company”), in accordance with the provisions of Section 1522(c) of the Pennsylvania Business Corporation Law of 1988 thereof, does hereby certify:

The board of directors of the Company (the “Board”), in accordance with the Amended and Restated Articles of Incorporation, as amended to date, and the Bylaws of the Company, as amended to date, and applicable law, duly adopted the following resolution on January 24, 2017, creating a series of 7,000 shares of the Company’s preferred stock, par value $0.01 per share (“Preferred Stock”), which series of Preferred Stock is to be designated as “7.00% Noncumulative Perpetual Preferred Stock, Series B” (the “Series B Preferred Stock”):

RESOLVED, that the Board, pursuant to Article Fourth of the Company’s Amended and Restated Articles of Incorporation, as amended to date, hereby authorizes the creation of a new series of Preferred Stock of the Company out of the authorized but unissued shares of the Preferred Stock of the Company, such series to be designated as “7.00% Noncumulative Perpetual Preferred Stock, Series B”, with the terms, privileges, preferences, designations, rights, limitations and restrictions as follows:

Section 1. Dividends.

(a)  Payment of Dividends.  Holders of Series B Preferred Stock shall be entitled to receive, when, as and if authorized and declared by the Board (which shall include any authorized committee thereof), out of funds of the Company legally available therefor, cash dividends at an annual rate of 7.00% of the $500 liquidation preference per share (equivalent to $35.00 per share per annum) (the “Dividend Rate”), and no more.  Such cash dividends shall be noncumulative and payable, if authorized and declared, annually in arrears on each March 15, commencing on March 15, 2018 (each such date, a “Dividend Payment Date”), or, if such day is not a day other than a Saturday, Sunday or day on which banking institutions in New York, New York are authorized or obligated pursuant to legal requirements or executive order to be closed (each such day, a “Business Day”), on the next succeeding Business Day, without adjustment.  Each authorized and declared dividend shall be payable to holders of record of the Series B Preferred Stock as they appear on the stock books of the Company at the close of business on the 15th calendar day before such Dividend Payment Date or such other record date, not more than 30 calendar days nor less than 15 calendar days preceding the Dividend Payment Date therefor, as may be determined by the Board (each such date, a “Record Date”); provided, however, that if the date fixed for redemption of any of the Series B Preferred Stock occurs after a dividend is authorized and declared but before it is paid, such dividend shall be paid as part of the redemption price to the person to whom the redemption price is paid.  Annual dividend periods (each, a “Dividend Period”) shall commence on and include each Dividend Payment Date, and shall end on and exclude the following Dividend Payment Date (except that the first Dividend Period (i) for shares of Series B Preferred Stock issued in the initial issuance of Series B Preferred Stock shall commence on and include the initial date of issuance of shares of Series B Preferred Stock (the “Issue Date”) and (ii) for shares of Series B Preferred Stock issued after the Issue Date shall commence on and include the later of the Issue Date and the first day of the quarterly period in which such later date of issue occurs).

The amount of dividends payable for the Dividend Period commencing on the Issue Date shall be computed on the basis of the number of days elapsed in the Dividend Period using a 360-day year composed of twelve 30-day months.

Holders of the Series B Preferred Stock shall not be entitled to any interest, or any sum of money in lieu of interest, in respect of any dividend payment or payments on the Series B Preferred Stock authorized and declared by the Board that may be unpaid.  Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest authorized and declared but unpaid cash dividend with respect to the Series B Preferred Stock.

(b) Dividends Noncumulative.  The right of holders of Series B Preferred Stock to receive dividends is noncumulative.  Accordingly, except as hereinafter expressly provided, if the Board does not authorize or declare a dividend payable in respect of any Dividend Period, holders of Series B Preferred Stock shall have no right to receive a dividend in respect of such Dividend Period and the Company shall have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends have been or are authorized and declared payable in respect of any prior or subsequent Dividend Period.

(c) Priority as to Dividends; Limitations on Dividends on Junior Stock.  If full dividends on the Series B Preferred Stock for any completed Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends or distributions shall be authorized, declared or paid or set aside for payment (other than as provided in the second paragraph of this Section 1(c)) with respect to the Company’s common stock, par value $0.01 (the “Common Stock”), or any other classes or series of stock of the Company now or hereafter authorized, issued or outstanding that do not expressly provide that they rank on a parity with or senior to the Series B Preferred Stock as to dividends (together with the Common Stock and for purposes of this Section 1 only, “Junior Stock”), other than (x) dividends payable on Junior Stock in Junior Stock and (y) cash in lieu of fractional shares in connection with any such dividend, nor shall any Junior Stock or any stock ranking on parity with the Series B Preferred Stock as to dividends or amounts upon liquidation, dissolution or winding up of the affairs of the Company be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except (x) by conversion into or exchange for other Junior Stock or (y) by the tendering of Junior Stock in payment for the exercise of stock options under the Company’s equity incentive plans then in effect), until such time as dividends on all outstanding Series B Preferred Stock have been authorized, declared and paid, or a sum sufficient for the payment thereof has been set apart for payment, as of the Dividend Payment Date for the current Dividend Period.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series B Preferred Stock, all dividends declared on the Series B Preferred Stock and any other series ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and each such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then current Dividend Period, per share of Series B Preferred Stock (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on the stock of each such other series ranking on a parity as to dividends with the Series B Preferred Stock bear to each other.

(d) Dividend Reference. Any reference to “dividends” or “distributions” in this Section 1 shall not be deemed to include any distribution made in connection with any voluntary or involuntary dissolution, liquidation or winding up of the Company.

Section 2.  Redemption.

(a)  Optional Redemption. Subject to the further terms and conditions provided herein, the Company, at its option, subject to the approval of the “appropriate Federal banking agency” with respect to the Company (as defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision) (the “Appropriate Federal Banking Agency”), may, upon notice given as provided in Section 2(d), redeem shares of the Series B Preferred Stock at the time outstanding in whole or in part, from time to time, on or after five years from the Issue Date, at a cash redemption price equal to the sum of (i) $500 per share plus (ii) the amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, upon notice given as provided in Section 2(d) below (the “Redemption Price”).

(b) Regulatory Event Redemption. Notwithstanding Section 2(a), the Company, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem all (but not less than all) of the shares of Series B Preferred Stock at the time outstanding, upon notice given as provided in section

2(d), at the Redemption Price at any time within 90 days following the Company’s good faith determination that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) any political subdivision of or in the United States that is enacted or becomes effective after the Issue Date; (ii) any proposed change in such laws or regulations or policies with respect thereto that is announced or becomes effective after the Issue Date; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the Issue Date, there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of the shares of Series B Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent), for purposes of the capital adequacy regulations of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.

(c) Partial Redemption. In the event that fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, the number of shares of Series B Preferred Stock to be redeemed shall be determined by the Board, and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board.

Unless full dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current Dividend Period, no Series B Preferred Stock shall be redeemed unless all outstanding Series B Preferred Stock are redeemed, and the Company shall not purchase or otherwise acquire any Series B Preferred Stock; provided, however, that the Company may purchase or acquire Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock.

(d) Notice of Redemption.  If shares of Series B Preferred Stock are to be redeemed, the notice or redemption shall be given by first class mail, postage prepaid, addressed to the holders of record of the Series B Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof.  Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other share of Series B Preferred Stock.  Notwithstanding the foregoing, if the Series B Preferred Stock or any depositary shares representing interests in the Series B Preferred Stock are issued in book-

entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock in any manner permitted by such facility.  Each such notice of redemption given to a holder of Series B Preferred Stock shall state: (i) the redemption date, (ii) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Redemption Price and (iv) that the shares of Series B Preferred Stock should be delivered via book entry transfer or the place or places where certificates for such shares of Series B Preferred Stock are to be surrendered for payment of the Redemption Price.

(e) Effectiveness of Redemption.  If notice of redemption of any shares of Series B Preferred Stock has been duly given and if, on or before the redemption date specified in the notice, all funds necessary for such redemption and to pay declared and unpaid dividends have been set aside by the Company for the benefit of the holders of the shares of Series B Preferred Stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation or transferred via book entry, on and after the redemption date, no further dividends will be declared on the shares of Series B Preferred Stock called for redemption, all shares of Series B Preferred Stock called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the Redemption Price, without interest.

Section 3. Liquidation Rights.

(a) Liquidation Value. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock at the time outstanding will be entitled to be paid out of assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock and any other classes or series of stock of the Company now or hereafter authorized, issued or outstanding that do not expressly provide that they rank on a parity with or senior to the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up of the affairs of the Company, including but not limited to the Series A Preferred Stock (together with the Common Stock and for purposes of this Section 3 and Section 5(a) only, “Junior Stock”), liquidating distributions in an amount equal to the sum of (i) $500 per share plus (ii) the amount of the declared and unpaid dividends thereon from the beginning of the Dividend Period in which the liquidation occurs to the date of liquidation, computed on the basis of the number of days elapsed in the Dividend Period using a 360-day year comprised of twelve 30-day months.

After payment of the full amount of the liquidating distributions to which they are entitled, pursuant to the preceding paragraph, the holders of Series B

Preferred Stock will have no right or claim to any of the remaining assets of the Company.

(b)  Partial Payment. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Series B Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, then the holders of the Series B Preferred Stock and such other classes or series of capital stock ranking on parity with the Series B Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise respectively would be entitled.

(c) Consolidation, Merger or Sale of Assets not Liquidation. For the purposes of this Section 3, the merger or consolidation of the Company with or into any other entity or by another entity with or into the Company, or the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or business of the Company, shall not be deemed to constitute the liquidation, dissolution or winding up of the affairs of the Company.  If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, the Series B Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series B Preferred Stock set forth herein.

Section 4. Voting Rights.

(a) General.  Except as expressly provided in this Section 4 and as required by law, holders of Series B Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock.  When the holders of Series B Preferred Stock are entitled to vote, each share of Series B Preferred Stock will be entitled to one vote.

(b) Certain Voting Rights.  The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock, will be required for the Company to (i) authorize, create or issue any class or series of the Company’s stock (or right or instrument convertible or exchangeable into such class or series of stock) which shall, as to payment of dividends or distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company, rank senior to the Series B Preferred Stock or (ii)

amend, alter or repeal the provisions of the Company’s Amended and Restated Articles of Incorporation (including the terms of the Series B Preferred Stock) or Bylaws, including by consolidation or merger, so as to adversely affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock.  Notwithstanding the foregoing, an alteration or change to the provisions of the Company’s Amended and Restated Articles of Incorporation or Bylaws shall not be deemed to affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock, provided that: (x) the Series B Preferred Stock remain outstanding with the terms thereof unchanged; or (y) the Series B Preferred Stock are converted in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms substantially identical to the terms of the Series B Preferred Stock set forth herein.  Additionally, (i) any increase in the amount of the authorized Common Stock or Preferred Stock or the creation or issuance of any other classes or series of stock of the Company that ranks on parity with or is junior to the Series B Preferred Stock as to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company and (ii) any change to the number of directors or number or classes of directors shall not be deemed to adversely affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock.

Section 5. Ranking.

(a) Ranking with Respect to Distributions upon Liquidation.  With respect to rights upon liquidation, dissolution or winding up of the affairs of the Company, the Series B Preferred Stock shall rank: (i) senior to the Common Stock and any other Junior Stock, (ii) on a parity with all classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they will rank on a parity with the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up of the affairs of the Company, and (iii) junior to all other classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they are senior to the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up of the affairs of Company.

(b) Ranking with Respect to Dividends.  With respect to dividends, the Series B Preferred Stock shall rank: (i) senior to the Common Stock and to all other classes or series of stock of the Company now or hereafter authorized, issued or outstanding that do not expressly provide that they rank on a parity with or senior to the Series B Preferred Stock with respect to dividends, (ii) on a parity with all classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they will rank on a parity with the Series B Preferred Stock as to dividends, and (iii) junior to the Series A Preferred Stock and all other classes or series of Preferred Stock of the

Company now or hereafter authorized, issued or outstanding that expressly provide that they are senior to the Series B Preferred Stock as to dividends.

Section 6. No Conversion Rights.  The holders of Series B Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest or property in, the Company.

Section 7. No Sinking Fund.  No sinking fund shall be established for the retirement or redemption of Series B Preferred Stock.

Section 8. Preemptive or Subscription Rights.  No holder of Series B Preferred Stock of the Company shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Company or any other security of the Company that it may issue or sell.

Section 9. No Other Rights.  The Series B Preferred Stock shall not have any other designations, preferences or relative, participating, optional or other special rights except as set forth in the Company’s Amended and Restated Articles of Incorporation or as otherwise required by law.

Section 10. Compliance with Applicable Law.  Declaration by the Board and payment by the Company of dividends to holders of the Series B Preferred Stock and repurchase, redemption or other acquisition by the Company (or another entity as provided in subsection (c) of Section 3 hereof) of Series B Preferred Stock shall be subject in all respects to any and all restrictions and limitations placed on dividends, redemptions or other distributions by the Company (or any such other entity) under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Company (or any such other entity) from time to time and (ii) agreements with federal or state banking authorities with respect to the Company (or any such other entity) from time to time in effect.

IN WITNESS WHEREOF, UNITED BANCSHARES, INC. has caused this Certificate of Designations to be executed by Marionette Y. Wilson, its Secretary of the Board of Directors as of this 24th day of January, 2017.

UNITED BANCSHARES, INC.

By	/s/
	Name:	Marionette Y. Wilson
	Title:	Secretary of the Board of Directors